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                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                        For the month of September, 2003

                        Commission File Number: 333-07654


                                  ENDESA, S.A.
                 (Translation of Registrant's Name into English)

                              Ribera del Loira, 60
                               28042 Madrid, Spain
                     (Address of principal executive office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
                         Form 20-F __X__  Form 40-F _____

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
                                Yes ____  No__X__

       Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                                Yes ____  No__X__

 Indicate by check mark whether by furnishing the information contained in this
     Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                Yes ____  No__X__

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): __N/A__



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               Endesa Starts the Construction of a New Wind Farm

     NEW YORK--(BUSINESS WIRE)--Sept. 3, 2003--Endesa (NYSE: ELE)

     --   It will produce green energy enough to supply 178,000 people.

     -- With an installed capacity of 75.9 MW, it will require an investment of Euro 65 million

     Endesa (NYSE: ELE), through its subsidiary ECYR (Endesa Cogeneracion y Renovables), is starting the construction of Fonsagrada-Punago wind farm, which will be able to supply green energy to half of the residents of the province of Lugo, 178,000 people. The total installed capacity will reach 75.9 MW, through 115 aerogenerators. Total net production will be 207.5 GWh/year.
     Total investment will be Euro 65 million. The first tests are expected to take place at the end of the present year.
     This wind farm will allow Endesa to reduce emissions by 275,000 tons of CO2, 5,277 tons of SOx and 810 tons of NOx annually, some of the principal contributors to the greenhouse effect.
     In 2002, the windfarms participated by ECYR produced a total of 1,556 GWh, a 18.19% of the national wind generation (8,556 GWh). The ECYR wind installed capacity in Spain amounts to 780 MW, representing a 20% market share.
     Endesa has the highest eolic implementation in Galicia, where it manages six wind farms with a total installed capacity of 315 MW. The 75.9 MW of Fonsagrada-Punago will be added shortly and Endesa expects to build another 200 additional MW in the next few years. The company has also an important presence in wind farms in Castilla y Leon (187.53 MW), Aragon (131.96 MW), Andalusia (90.06 MW) and the Canary Islands (57.47 MW).

    CONTACT: Endesa
             North America Investor Relations Office
             David Raya, 212-750-7200
             http://www.endesa.es

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                  ENDESA, S.A.

Dated: September 3th, 2003    By:_/s/_David_Raya________________________________
                              Name: David Raya
                              Title: Manager of North America Investor Relations